6/0

02042247

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharp Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1116 FISCAL YEAR 3-31-02

*Complete for initial submissions only ** Please note name and address changes*

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OICF/BY: dlw

DATE : 7/1/02

SHARP

82-1116

AR/S
3-31-02

FINANCIAL RELEASE

FINANCIAL RESULTS
FOR THE YEAR ENDED
MARCH 31, 2002

SHARP CORPORATION

CONSOLIDATED FINANCIAL RESULTS

SHARP CORPORATION
Head Office : 22-22 Nagaike-cho, Abeno-ku
Osaka, Japan

1.Results for the year ended March 31, 2002

(1) Results of Operation

Millions of Yen

	Net Sales	(Percent Change)	Operating Income	(Percent Change)
Year ended March 31, 2002	1,803,798	(-10.4%)	73,585	(-30.5%)
Year ended March 31, 2001	2,012,858	(+8.5%)	105,913	(+42.2%)

	Net Income	(Percent Change)	Net Income per share(Yen)	Fully Diluted Net Income per share (Yen)	Net Income to Shareholders' Equity
Year ended March 31,2002	11,311	(-70.6%)	10.10	—	1.2%
Year ended March 31, 2001	38,527	(+37.0%)	34.20	33.87	4.1%

Note:(1) Equity in net income of non-consolidated subsidiaries and affiliates : March 31, 2002 ; 776 million yen
March 31, 2001 ; 881 million yen
(2)Average number of shares outstanding for the year ended March 31, 2002 ; 1,119,548,401 shares
for the year ended March 31, 2001 ; 1,126,602,727 shares
(3)Accounting changes : None
(4)The percentage figures for net sales, operating income and net income represent the percentage of increase or decrease against the previous year

(2) Financial Position

Millions of Yen

	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per share(Yen)
Year ended March 31, 2002	1,966,909	926,856	47.1%	834.56
Year ended March 31, 2001	2,003,641	943,505	47.1%	837.45

Note: Number of shares outstanding as of March 31, 2002 ; 1,110,598,366 shares
as of March 31, 2001 ; 1,126,647,011 shares

(3) Summary of Consolidated Cash Flows

Millions of Yen

	Cash Flows from Operating activities	Cash Flows from Investing activities	Cash Flows from Financing activities	Cash and Cash Equivalents Ending Balance
Year ended March 31, 2002	139,068	△164,094	32,139	231,404
Year ended March 31, 2001	183,556	△ 70,554	△71,453	221,673

(4) Consolidated subsidiaries and companies accounted for on the equity method

Number of consolidated subsidiaries : 44 companies (Name of major subsidiaries:Sharp Electronics Marketing corp. , Sharp Electronics Corporation<USA>, etc.)
Number of nonconsolidated subsidiaries accounted for on the equity method: 2 companies (Name of major subsidiaries:P.T.Sharp Yasonta Indonesia, etc.)
Number of affiliates accounted for on the equity method: 10 companies (Name of major affiliates:Sharp- Roxy (Hong Kong) Ltd., etc.)

(5) Changes in Number of consolidated subsidiaries and affiliates

No changes

2.Forecast for the year ending March 31, 2003

Millions of Yen

	Net Sales	Operating Income	Net Income
Year ending March 31, 2003	2,000,000	90,000	37,000

Note: Forecast for Net Income per share ; 33.32 Yen

Management Policy

1. Basic Management Policy

Sincerity and creativity. The two concepts that form Sharp's management creed, and the beliefs that underpin everything this Company does. In all our activities, we work to touch the hearts of customers and contribute to the communities they live in, doing as much as we possibly can to provide complete customer satisfaction while serving society in our role as a responsible corporate citizen. At the core of this business philosophy is our wide-ranging commitment to sharing our success with our many stakeholders — the shareholders, business partners, employees, and so many others who support us.

2. Mid- and Long-Term Business Strategy and Issues the Company Needs to Face

Since its founding, Sharp has consistently worked to make productive contributions to society at large through the development of unique, one-of-a-kind products that are ahead of their time. As we enter the 21st century, we find ourselves in the midst of major changes in the economic environment, such as a slowdown in the global economy and a slump in demand for IT-related products. At this time of great change, Sharp has set a goal to be a "valued, one-of-a-kind enterprise," based on a policy of providing new lifestyle ideas and satisfaction to our customers by developing proprietary electronic devices and creating uniquely featured products that make full use of leading-edge electronics technologies, and has committed itself to the following business strategy.

(1) Expand our product business and improve brand value with an eye toward global markets

We will construct a new state-of-the-art plant in Kameyama, Mie Prefecture, which will carry out integrated production of large-size LCD color TVs. We also plan to introduce these products much more widely in markets around the world. In addition to expanding and enhancing mobile phones and 1-bit digital audio products, we will also undertake development of new high-value-added home appliance products built around proprietary Sharp "green" devices, for example, our plasma cluster-ion group of products. By creating unique, one-of-a-kind products appropriate to this new era, we will work to further enhance the value of the Sharp brand name.

(2) Strengthen development of proprietary electronic devices to create one-of-a-kind products

We will work to further strengthen the competitiveness of our LCD business in all areas, including the establishment of one-of-a-kind LCD technologies unmatched by our competitors such as "system LCDs", the development of proprietary production technologies, and strengthening of patent strategies. In addition, we are committed to accelerating the process of "refocusing and consolidating" our IC and electronic component business areas, emphasizing development of uniquely featured electronic devices in growth areas. We will also work aggressively to expand sales of devices that have the top market share, such as residential photovoltaic power systems, which are poised for significant growth as more and more people become aware of the global environment.

(3) Implement "green" business practices, and improve product quality and safety

We intend to take more concerted action aimed at protecting the environment by implementing "green" business practices, such as developing products and devices that create energy as well as conserve energy and resources. In addition, we are committed to ensuring the quality and safety of our products, and have set a goal of further improving customer satisfaction.

(4)Establish a personnel system to energize our employees and increase corporate competitiveness

We are committed to enhancing the capabilities and increasing the dynamism of our employees by nurturing those employees who are destined to be the leaders of tomorrow, and by expanding educational programs to enhance existing skills and teach new ones. We will also thoroughly implement a results-oriented personnel evaluation system and systematically introduce innovations that reflect as much as possible shifts in labor markets.

By deploying such a business strategy, we are aiming to improve ROA (return on assets), ROE (return on equity), and free cash flow as our priority business index so as to work toward increasing corporate value in terms of profitability, shareholder value, and efficiency of capital utilization. In addition, we will be moving forward with business restructuring by conducting an evaluation of each business group in terms of both profits and capitalization, based on the introduction of "profit after capital costs" (PCC), which subtracts the cost of invested capital from after-tax operating income.

3. Basic Policy on Distribution of Earnings

Sharp considers passing along profits to shareholders to be one of the most important management issues we face. While basing our actions on maintaining consistently stable dividend pay-outs, and in a comprehensive manner, carefully considering our business performance and financial situation, we have implemented a set of policies to return profits to our investors, such as increasing the amount of periodic dividends or initiating stock splits. In addition, to increase the operational efficiency of shareholders' equity and further improve shareholder value, we have purchased and retired treasury stocks using capital reserves, and we are further planning to purchase outstanding shares to hold them as treasury stocks. In addition, internal reserve funds are provided for investment in plant and equipment in areas of future growth, development of uniquely featured products and proprietary electronic devices, overseas business expansion, and environmental protection measures. We will respond to the expectations of our shareholders by promoting business practices that emphasize solid cash flows.

4. Philosophy and Policy Regarding Reducing the Unit of Investment

Sharp recognizes that increasing the number of individual shareholders is a critical issue from the standpoint of our capital utilization policy. For this reason, we have taken measures to increase the level of profits returned to equity holders, to create business reports that are easy for individual shareholders to understand, and to expand information resources that are accessible by the Internet. We consider reducing the unit of investment to be a measure that would be useful in reinvigorating the stock market as a whole, but on the other hand, we envision that considerable expense would be incurred in making this change. Sharp will deal with this issue carefully by giving careful consideration to the demands of the market, closely monitoring shifts in the price of Sharp Corporation stock, and taking other responsible actions.

Operating Results and Financial Position

1. Fiscal 2001 in Review

During fiscal 2001, the extremely difficult situation in the Japanese economy continued, reflecting a drop in private investment in plant and facilities and the slump in consumer spending due to worsening unemployment and declining personal income. Internationally, the terrorist attacks of September 11th in the United States occurred at a time when trends toward economic slowdown were already evident in the U.S., Europe and Asia, further deepening recessionary feelings. In the closing days of the period, the U.S. economy was showing signs of a partial recovery, but on the whole, the severe economic situation continued.

In the midst of this unprecedented situation, Sharp committed itself to return to its roots as a manufacturer who "contributes to society by making things." We made strong efforts to create new one-of-a-kind products befitting 21st century lifestyles, and worked to strengthen development of the uniquely featured electronic devices on which they are based. In the product area, Sharp continued its aggressive efforts to introduce one-of-a-kind products, most notably our AQUOS line of LCD color TVs, but also including 1-bit digital audio products offering super-high-fidelity audio reproduction, super-thin, super-lightweight notebook computers, and mobile phones equipped with TFT LCDs and built-in cameras. In the electronic components field, Sharp continued to aggressively push development of wide-viewing-angle, fast-response-rate ASV LCDs and ultra-low-power consumption reflective LCDs, as well as to expand production of high-end CMOS imagers for use in mobile phones and of solar cells for power generation applications.

Despite these efforts, Sharp's domestic consolidated net sales for the current term suffered from the effects of the slowdown in consumer spending, reaching ¥ 983.6 billion, a decline of 14.4% from the previous term. Overseas, the effects of the global economic downturn resulted in consolidated net sales of ¥ 820.1 billion, a 5.0% decline. Overall, consolidated net sales were ¥ 1,803.7 billion, a 10.4% decline.

In terms of profits, Sharp posted a decline in operating income of ¥ 73.5 billion, down 30.5% from the previous term. Reflecting the steep drop in the stock market, net income suffered from a decline in the value of our securities, primarily banking stocks, and from losses generated from their sale, reaching ¥ 11.3 billion, down 70.6%.

Regarding our cash flow situation, revenue from operating activities increased to ¥ 139.0 billion while the amount used for investing activities was ¥ 164.0 billion. In addition, revenue gained from financing activities reached ¥ 32.1 billion, with the result that our cash and cash-equivalents balance at the end of the period was ¥ 231.4 billion, a increase of ¥ 9.7 billion over the previous term.

In addition, capital reserves were used to purchase 17,393,000 shares of outstanding Sharp Corporation common stock at a total cost of ¥ 21.9 billion and we retired them.

Operating from the viewpoint of giving priority to shareholders, Sharp plans to declare an annual dividend for fiscal 2001 of 14 yen per share, an increase of 1 yen per share over the previous term. Since an interim dividend of 7 yen per share has already been paid, we plan to propose a year-end dividend of 7 yen at the 108th ordinary general meeting of shareholders.

Financial results by product group are as follows:

Audio-Visual and Communication Equipment

Demand for LCD TVs, 1-bit digital audio equipment and mobile phones equipped with built-in cameras continued steady, resulting in sales of ¥ 688.4 billion, an increase of 2.9% over the previous term.

Home Appliances

We continued to expand our line-up of uniquely featured products, including air conditioners, air purifiers and refrigerators equipped with plasma cluster-ion generating systems that quickly neutralize unpleasant odors and airborne molds, and fully automatic washing machines equipped with an ultrasonic vacuum washing mechanism. However, the slackening in demand in reaction to the last-minute rush in appliance purchases prior to the implementation of the Home Appliance Recycling Law in Japan earlier in the year and the effects of an unusually warm winter resulted in sales of ¥ 236.3 billion, a decline of 6.6% compared to the previous term.

Information Equipment

Our flagship medium-speed digital copier/printers and LCD color monitors showed healthy growth, but the worldwide slump in demand for IT equipment led to a slump in sales of personal computers, a staple product for us. As a result, sales were ¥ 349.2 billion, down 3.5% from the previous term.

ICs

LSIs for LCD recovered in the last half of the fiscal year, but sales of flash memory suffered as a result of a dramatic drop in price and of the slump in demand for mobile phones, etc. Consequently, sales sank to ¥ 116.0 billion, a drop of 35.7% from the previous term.

LCDs

Sharp remained committed to the aggressive development of one-of-a-kind LCDs, but in the first half of fiscal 2001, sales revenue suffered from a significant decline in the price of large-size TFT LCDs and a let-up in demand for mobile phones. In the second half of the fiscal year, robust demand for LCD color monitors and LCD color TVs led to a recovery in sales of large-size TFT LCDs, but sales for the entire period declined to ¥ 261.2 billion, down 30.2% from the previous term.

Other Electronic Components

Solar cells showed steady growth, mainly for overseas shipment but demand for opto-electronic devices, particularly laser diodes, was stagnant, and sales were ¥ 152.3 billion, down 12.4% from the previous term.

2. Forecast for Fiscal 2002

Regarding the outlook for the future, in Japan, there is fear that the deflationary spiral will continue, but in some sectors, a feeling that the recession has hit bottom is beginning to take hold, and in the latter half of the fiscal year, it is anticipated that the economy will remain on the path of gradual recovery. Internationally, signs of improvement are also appearing in the U.S. economy, and in general, it appears that a trend toward economic recovery will continue.

Under such circumstances, Sharp will continue to promote efforts to "refocus and consolidate" its business activities based on its unique "one-of-a-kind" strategy, to further improve profit-earning potential and maximize corporate value.

First, in our product business, we will fill out our line of LCD color TVs and work aggressively to introduce these products overseas. We will also start construction of a state-of-the-art plant for large-size LCD color TVs in Kameyama, Mie Prefecture. For mobile phones, we will move toward even further business expansion, including introducing next-generation models and expanding into the U.S. and European markets. For home appliances, we will aim for new growth by expanding our line of unique products based on proprietary technologies, such as plasma cluster-ion technology.

Meanwhile, in our electronic components business, we will work to strengthen competitiveness by intensively promoting our unique one-of-a-kind LCDs. In particular, we will start mass production at our Tenri Plant of "system LCDs" that hold out great potential as the next generation of LCD. To cope with increased demand of "system LCDs" in the future, we will also construct a new Mie No. 3 Plant, which will be equipped with groundbreaking, innovative production technologies. We will also work to expand production capacity at our Mie No. 2 Plant, the primary production facility for large-size TFT LCD panels, which will enable us to respond to a robust increase in demand. In addition, we will work to strengthen the cost competitiveness of our flash memory products by moving toward finer design rules, and will distinguish our products from those of competitors by offering expanded-capacity flash memory units and flash memory embedded LSIs, which we anticipate will be in great demand for use in multi-purpose IC cards. And we will revamp our business structure so that we will be less vulnerable to market conditions. We are also working to expand development and production of LSIs for LCD and of CCDs and CMOS imagers, for which even greater demand is expected in the future, centered on mobile phones equipped with digital cameras. Solar cells are also poised for high growth, and we are constructing additional production lines at our Shinjo Plant in Nara Prefecture to enable us to meet anticipated increases in worldwide demand.

Sharp is aggressively implementing a variety of measures to expand business. These include working to slash costs company-wide, introducing new technologies and production innovations to support "making products," putting into practice "green" management systems and improving product quality and safety, and introducing a new personnel system intended to energize and empower our employees.

The following are the forecasts for the fiscal 2002 operating results.

・Consolidated results (forecast)

Net sales	2,000 billion yen	+ 10.9% over the previous fiscal year
Operating income	90 billion yen	+ 22.3% over the previous fiscal year
Net income	37 billion yen	+227.1% over the previous fiscal year

The above figures are based on an exchange rate of ¥130 =US$1.00 for fiscal 2002.

The company also plans to declare an annual dividend for fiscal 2002 of 14 yen per share (interim and year-end dividends of 7 yen), the same as the previous fiscal year.

Note:
*The above estimates of business results are based on certain assumptions that Sharp Corporation deemed reasonable at the time they were prepared, and actual business results may differ significantly from these estimates. The following factors may influence the figures for final reported business results.

- Significant changes in the political and economic situation in major markets (Europe, North America, Asia and Japan).
- Sudden, rapid fluctuations in product supply or demand in major markets.
- Large swings in foreign exchange markets (particularly, in the dollar/euro markets)
- Significant fluctuations in valuation in capital markets
- Sudden, rapid changes in technology, etc.

**

The accompanying consolidated financial statements are a translation of the consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan.
In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically, in order to present them in a form which is more familiar to readers outside Japan.

CONSOLIDATED SALES BY PRODUCT GROUP

For the year ended March 31, 2002

Millions of Yen

Detail	Year ended March 31, 2002		Year ended March 31, 2001		Increase (△Decrease)	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Audio - Visual and Communication Equipment	688,474	38.2	668,908	33.2	19,566	102.9
Home Appliances	236,335	13.1	252,950	12.6	△ 16,615	93.4
Information Equipment	349,267	19.3	361,994	18.0	△ 12,727	96.5
Consumer/Information Products	1,274,076	70.6	1,283,852	63.8	△ 9,776	99.2
I C s	116,099	6.4	180,604	9.0	△ 64,505	64.3
LCDs	261,295	14.5	374,520	18.6	△ 113,225	69.8
Other Electronic Components	152,328	8.5	173,882	8.6	△ 21,554	87.6
Electronic Components	529,722	29.4	729,006	36.2	△ 199,284	72.7
Total	1,803,798	100.0	2,012,858	100.0	△ 209,060	89.6
(Domestic)	983,660	54.5	1,149,775	57.1	△ 166,115	85.6
(Overseas)	820,138	45.5	863,083	42.9	△ 42,945	95.0

Note: Starting from this period, items in the breakdown of sales by product group were changed as above, from the previously used items of Audio-Visual Equipment, Home Appliances, Communication and Information Equipment, Electronic Components. In this connection, the sales breakdowns of the previous year were indicated by rearranging the items according to this change.

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the year ended March 31, 2002

Millions of Yen

Account	Year ended March 31, 2002		Year ended March 31, 2001		Increase (△ Decrease)	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Net Sales	1,803,798	100.0	2,012,858	100.0	△ 209,060	89.6
Cost of Sales	1,340,682	74.3	1,501,396	74.6	△ 160,714	89.3
Selling, General and Administrative Expenses	389,531	21.6	405,549	20.1	△ 16,018	96.1
Operating income	73,585	4.1	105,913	5.3	△ 32,328	69.5
Other Income(Expenses)						
Interest and dividend income	7,291	0.4	10,099	0.5	△ 2,808	72.2
Interest expense	(9,626)	0.5	(12,048)	0.6	2,422	79.9
Other, net	(51,387)	2.8	(33,240)	1.7	△ 18,147	154.6
	(53,722)	3.0	(35,189)	1.7	△ 18,533	152.7
Income before income taxes and minority interests	19,863	1.1	70,724	3.5	△ 50,861	28.1
Income Taxes	(8,469)	0.5	(31,475)	1.6	23,006	26.9
Minority Interests in Income of Consolidated Subsidiaries	(83)	0.0	(722)	0.0	639	11.5
Net Income	11,311	0.6	38,527	1.9	△ 27,216	29.4

Note: Income deferred taxes has been deducted from income taxes.

[Reference]

	(Year ended March 31, 2002)	(Year ended March 31, 2001)
Depreciation and Amortization	133,947	152,455
R&D expenditures	144,744	149,722

CONSOLIDATED BALANCE SHEETS

As of March 31, 2002

Millions of Yen

Account	March 31, 2002 〔A〕	March 31, 2001 〔B〕	Increase (△ Decrease) 〔A〕 − 〔B〕
ASSETS			
Current Assets			
Cash, Time deposits, and Short-term investments	373,144	411,599	△ 38,455
Notes and accounts receivable, less Allowance for doubtful receivables	357,046	395,643	△ 38,597
Inventories	284,761	271,397	13,364
Other current assets	69,073	62,738	6,335
Total current assets	1,084,024	1,141,377	△ 57,353
Plant and Equipment, less Accumulated depreciation	637,244	600,995	36,249
Investments and Other Assets	245,641	261,269	△ 15,628
Total assets	1,966,909	2,003,641	△ 36,732
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Short-term borrowings, including current portion of long-term debt	320,055	199,058	120,997
Notes and accounts payable	363,376	429,956	△ 66,580
Other current liabilities	130,031	168,268	△ 38,237
Total current liabilities	813,462	797,282	16,180
Long-term Liabilities	215,961	251,975	△ 36,014
Total liabilities	1,029,423	1,049,257	△ 19,834
Minority Interests	10,630	10,879	△ 249
Shareholders' Equity			
Common stock, par value ¥50 per share	204,676	204,095	581
Additional paid-in capital	261,415	282,768	△ 21,353
Retained earnings	492,163	496,802	△ 4,639
Unrealized gains (losses) on other securities	(5,340)	—	△ 5,340
Foreign Currency Translation Adjustments	(25,899)	(40,150)	14,251
Less-Cost of treasury stock	(159)	(10)	△ 149
Total shareholders' equity	926,856	943,505	△ 16,649
Total liabilities, minority interests and shareholders' equity	1,966,909	2,003,641	△ 36,732

Note: We purchased and retired treasury stocks (17,393,000 shares, 21,932 million yen) using capital reserves.

[Reference]

	(March 31, 2002)	(March 31, 2001)
Capital Investment	132,001	162,393
Interest-Bearing Debt	519,490	438,048

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2002

Millions of Yen

	Year ended March 31, 2002	Year ended March 31, 2001	Increase (△Decrease)
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	19,863	70,724	△ 50,861
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	121,172	138,330	△ 17,158
Interest and dividend income	(7,291)	(10,099)	2,808
Interest expense	9,626	12,048	△ 2,422
Exchange loss	4,204	5,620	△ 1,416
Loss on sales and disposal of plant and equipment	6,790	5,393	1,397
(Increase) decrease in notes and accounts receivable	52,297	(29,253)	81,550
(Increase) decrease in inventories	(3,616)	6,019	△ 9,635
Increase (decrease) in payable	(26,285)	22,863	△ 49,148
Other, net	1,838	14,394	△ 12,556
Total	178,598	236,039	△ 57,441
Interest and dividend received	7,875	9,711	△ 1,836
Interest paid	(10,586)	(12,513)	1,927
Income taxes paid	(36,819)	(49,681)	12,862
Net cash provided by operating activities	139,068	183,556	△ 44,488
Cash Flows from Investing Activities:			
Purchase of time deposits	(307,893)	(275,129)	△ 32,764
Proceeds from redemption of time deposits	313,021	313,303	△ 282
Purchase of short-term investments	(4,651)	—	△ 4,651
Proceeds from sales of short-term investments	34,166	50,243	△ 16,077
Acquisitions of plant and equipment	(194,291)	(133,086)	△ 61,205
Proceeds from sales of plant and equipment	2,747	3,679	△ 932
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(54,402)	(19,672)	△ 34,730
Proceeds from sales of investments in securities and nonconsolidated subsidiaries and affiliates	23,996	8,753	15,243
Loans made	(12,756)	(2,704)	△ 10,052
Proceeds from collection of loans	13,720	1,660	12,060
Other, net	22,249	(17,601)	39,850
Net cash used in investing activities	(164,094)	(70,554)	△ 93,540
Cash Flows from Financing Activities:			
Decrease in short-term borrowings, net	(446)	(24,469)	24,023
Increase (decrease) in commercial papers, net	65,143	(29,941)	95,084
Proceeds from issuance of long-term debt	18,650	21,986	△ 3,336
Repayments of long-term debt	(13,971)	(29,337)	15,366
Issuance of bonds	17,938	10,437	7,501
Redemption of bonds	(16,042)	(5,437)	△ 10,605
Payment for repurchase of treasury stocks	(22,214)	(393)	△ 21,821
Dividends paid	(15,701)	(13,510)	△ 2,191
Other, net	(1,218)	(789)	△ 429
Net cash used in financing activities	32,139	(71,453)	103,592
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,618	2,014	604
Net (decrease) increase in cash and cash equivalents	9,731	43,563	△ 33,832
Cash and Cash equivalents at Beginning of Year	221,673	177,783	43,890
Net Increase in Cash and Cash equivalents attributable to acquisition	—	327	△ 327
Cash and Cash equivalents at End of Year	231,404	221,673	9,731

SEGMENT INFORMATION

For the year ended March 31, 2002

Millions of Yen

	Year ended March 31, 2002	Year ended March 31, 2001
Information by business segment		
Net Sales		
Consumer/Information Products		
Customers	1,274,076	1,283,852
Intersegment	5,663	5,354
Total	1,279,739	1,289,206
Electronic Components		
Customers	529,722	729,006
Intersegment	95,986	103,280
Total	625,708	832,286
Elimination	(101,649)	(108,634)
Consolidated	1,803,798	2,012,858
Operating Income		
Consumer/Information Products	34,836	30,718
Electronic Components	37,269	75,292
Elimination	1,480	(97)
Consolidated	73,585	105,913
Information by geographic segment		
Net Sales		
Japan		
Customers	1,151,607	1,358,709
Intersegment	360,506	393,067
Total	1,512,113	1,751,776
The Americas		
Customers	340,403	337,618
Intersegment	7,028	6,025
Total	347,431	343,643
Other		
Customers	311,788	316,531
Intersegment	182,456	201,277
Total	494,244	517,808
Elimination	(549,990)	(600,369)
Consolidated	1,803,798	2,012,858
Operating Income		
Japan	57,985	86,303
The Americas	6,785	6,968
Other	9,163	14,072
Elimination	(348)	(1,430)
Consolidated	73,585	105,913
Overseas sales		
North America	369,934	377,062
Asia	225,017	252,179
Europe	188,840	190,521
Other	36,347	43,321
Total	820,138	863,083

To: Our Shareholders

May 31, 2002

Notice of Convocation of the 108th Ordinary General Meeting of Shareholders

Dear Sirs:

We hereby notify you of the convocation of the 108th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter called the "Company") as per the description below and invite your attendance.

If you are unable to attend the meeting, kindly study the referential documents attached hereto and indicate your "Yes" or "No" to the proposals on the enclosed Voting Right Card and return it to us after application of your seal.

Description

1. Date and Time: 10:00 A.M., (Thursday) June 27, 2002
2. Place: Our company building at 22-22, Nagaike-cho, Abeno-ku, Osaka
3. Purpose of the meeting:

Report: The Business Report, Balance Sheets and Statements of Income for the 108th Term(from April 1, 2001 to March 31, 2002) and Cancellation of treasury shares by using Capital Reserves

Resolution:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 108th Term

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

Proposal No.3: Acquisition of Treasury Shares

Yours very truly,

SHARP CORPORATION

【Attachment 1】

BALANCE SHEETS (based on non-consolidated results)

As of March 31, 2002

(Millions of Yen)

ASSETS	
Current Assets	**716,684**
Cash and Deposits	309,041
Notes Receivable	572
Accounts Receivable	224,652
Finished Goods	28,413
Raw Materials, Supplies and Work in Process	77,190
Prepaid Expenses	652
Deferred Tax Assets	14,343
Non-trade Accounts Receivable	35,182
Other Current Assets	26,646
Allowance for Doubtful Receivables	△ 11
Fixed Assets	**856,137**
Tangible Fixed Assets	**540,667**
Buildings	162,945
Structures	11,791
Machinery and Equipment	203,344
Vehicles and Carriers	174
Tools and Furniture	38,492
Land	45,478
Construction in Progress	78,439
Intangible Fixed Assets	**26,816**
Patent, Trade Mark and Rights to Use Facilities	1,128
Software	25,687
Investments, and Other Assets	**288,654**
Investment in Securities	65,202
Investment in Subsidiaries	161,229
Long-term Loans Receivable	76
Long-term Prepaid Expenses	26,935
Deferred Tax Assets	27,254
Other Fixed Assets	8,080
Allowance for Doubtful Receivables	△ 124
TOTAL ASSETS	1,572,821

LIABILITIES	
Current Liabilities	**545,951**
Notes Payable	20,021
Accounts Payable	241,711
Short-term Borrowings	20,032
Current Portion of Straight Bonds	50,000
Commercial Paper	80,000
Accounts Payable-Other	49,473
Accrued Expenses	50,450
Advances and Deposits Received	10,287
Accrued Employees' Bonuses	20,000
Accrued Product Warranty	2,600
Other Current Liabilities	1,374
Long-term Liabilities	**142,932**
Straight Bonds	50,000
Convertible Bonds	26,951
Long-term Borrowings	60,061
Allowance for Severance and Pension Benefits	5,920
TOTAL LIABILITIES	688,884
SHAREHOLDERS' EQUITY	
Common Stock	**204,675**
Statutory Reserves	**287,530**
Capital Reserve	261,415
Legal Reserve	26,115
Retained Earnings	**397,304**
Reserve for Special Depreciation	688
Deferred Capital Gains on Sales of Property	1,727
Special Deferred Capital Gains on Sales of Property	119
Severance Benefits Reserve	1,756
Dividend Reserve	2,900
General Reserve	369,950
Unappropriated Retained Earnings	20,164
(Current Net Income Portion)	(10,235)
Net Unrealized Holding Losses on Securities	**△ 5,414**
Treasury Stock	**△ 158**
TOTAL SHAREHOLDERS' EQUITY	883,937
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,572,821

【Attachment 2】

STATEMENTS OF INCOME (based on non-consolidated results)

For the year ended March 31, 2002

(Millions of Yen)

ACCOUNT	AMOUNT	
Ordinary Items		
Operating Income and Expenses		
Net Sales		1,372,309
Cost of Sales		1,133,894
Selling, General and Administrative Expenses		190,081
Operating Income		48,333
Non-Operating Income and Expenses		
Non-Operating Income		41,118
Interest and Dividends	18,530	
Other Income	22,588	
Non-Operating Expenses		46,153
Interest Expenses	3,663	
Other Expenses	42,489	
Recurring Profit		**43,298**
Special Items		
Special Income		3,274
Gain on Sales of Tangible Fixed Assets	68	
Gain on Expropriation of Property	3,206	
Special Losses		32,187
Loss on Sales and Disposal of Tangible Fixed Assets	6,712	
Loss on Sales / Impairment of Investments in Securities	25,475	
Income before Income Taxes		**14,385**
Corporate Income, Inhabitant and Business Taxes		6,560
Adjustment to Income Taxes		2,410
Net Income		**10,235**
Unappropriated Retained Earnings Carried Forward		17,756
Interim Dividend		7,827
Unappropriated Retained Earnings at End of Year		20,164

THE MATTERS TO BE USEFUL REFERENCE IN RESPECT OF PROPOSALS

Number of the voting rights of all shareholders : 1,103,609

Proposal No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 108th Term

Considering results for the term and business development in the future etc., we recommend that retained earnings be appropriated as stated following the proposed appropriation of retained earnings.

Regarding the dividends for the term, in order to respond to the continuing support from shareholders, we recommend that there be an annual dividend of ¥14 per share, which is an increase of ¥1 per share compared to the dividend for the previous term. Since we have already paid an interim dividend of ¥7 per share on December 3, 2001, we recommend that the year-end dividend be ¥7 per share.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Yen)

ACCOUNT	AMOUNT
Unappropriated Retained Earnings at End of Year	20,164,662,441
Reversal of Reserve for Special Depreciation	122,000,000
Total	20,286,662,441
The above sum shall be disposed of as follows:	
Dividend	7,774,188,562
(¥7 per share)	
Bonuses to Directors and Statutory Auditors	152,000,000
(Directors' Bonus)	(141,000,000)
(Statutory Auditors' Bonus)	(11,000,000)
Deferred Capital Gains on Sales of Property	995,000,000
Special Deferred Capital Gains on Sales of Property	436,000,000
Total	9,357,188,562
Unappropriated Retained Earnings Carried Over	10,929,473,879

Proposal No. 2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

1. Reasons for Amendment:

(1) The Company has purchased and cancelled 17,393,000 ordinary shares of the Company using capital reserves by resolution of the Board of Directors' meeting held on September 4, 2001 in accordance with Article 3-2 of the Law Concerning Special Exceptions to the Commercial Code with respect to Stock Cancellation Procedures (Law No. 55 of 1997; the "Stock Cancellation Special Exemptions Law") and Article 10 of the current Articles of Incorporation. As a result of this, the Company is to change the total number of shares to be issued by the Company in Article 5 of the current Articles of Incorporation.

(2) Par value shares and the current unit share system (tan-i kabu seido) were repealed and a new unit share system (tangen kabu seido) was created with the enactment of the Law Concerning Amendments to Certain Provisions of the Commercial Code (Law No. 79 of 2001), which came into effect on October 1, 2001. With this, the Company is to delete the amount of each par-value share, change the number of shares per unit (tan-i) to the number of shares per unit (tangen), and add a provision which provides for non-issuance of certificates for shares of less than a unit (tangen) in Article 5 of the current Articles of Incorporation, and change the term "unit (tan-i)" to "unit (tangen)" in Articles 7 and 9 of the Articles of Incorporation.

With respect to election of Directors and Corporate Auditors, Articles 17 and 24 of the current Articles of Incorporation require changes as a consequence of the change in the resolution standard from the number of shares to the number of voting rights.

In addition, with the repeal of the Stock Cancellation Special Exemptions Law (as of October 1, 2001), Article 10 and Supplemental Provision are to be deleted.

(3) With the enactment of the Law Concerning Amendments to Certain Provisions of the Commercial Code (Law No. 128 of 2001), which came into effect on April 1, 2002, register of shareholders, minutes of general meetings of shareholders and other corporate documents are now allowed to be prepared in electronic form. With this change, the Company is to make appropriate changes in Articles 8, 14, 15, 31 and 32 of the current Articles of Incorporation.

(4) With the deletion of Article 10, article numbers of Article 11 and below are all moved up by one.

2. Contents of Amendment

The contents of the proposed amendment are as follows:

(Amended portions underlined)

Current Articles of Incorporation	Proposed Amendment
(Total number of shares; amount of each par-value share; number of shares per unit (tan-i))	(Total number of shares; number of shares per unit (tangen); non-issuance of certificates for shares of less than a unit (tangen))
Article 5 The total number of shares to be issued by the Company shall be 2,000,000,000 shares; provided, however, that in the case of cancellation of the shares of the Company, the number of shares so canceled shall be decreased.	Article 5 The total number of shares to be issued by the Company shall be 1,982,607,000 shares; provided, however, that in the case of cancellation of the shares of the Company, the number of shares so canceled shall be decreased.
The par value of each share of the Company shall be fifty yen (¥50).	(Deleted)
A unit (tan-i) of shares of the Company shall consist of 1,000 shares.	A unit (tangen) of shares of the Company shall consist of 1,000 shares.
(New Provision)	The Company shall not issue certificates for shares which are less than the number of shares per unit (tangen) (hereinafter "shares of less than a unit (tangen)"), except as provided for in the Share Handling Regulations.
(Handling of shares)	(Handling of shares)
Article 7 Except as provided for by laws or ordinances or by these Articles of Incorporation, the handling of registration of transfer of shares, purchase of shares of less than a unit (tan-i) and other matters relating to shares shall be governed by the Share Handling Regulations to be established by The Board of Directors.	Article 7 Except as provided for by laws or ordinances or by these Articles of Incorporation, the handling of registration of transfer of shares, purchase of shares of less than a unit (tangen) and other matters relating to shares shall be governed by the Share Handling Regulations to be established by the Board of Directors.

Current Articles of Incorporation	Proposed Amendment
(Record date) Article 8 The Company shall deem shareholders (including the beneficial owners, hereinafter the same) entitled to vote, registered on the shareholders' register(including the beneficial owners list, hereinafter the same) as of the end of each business term, as being entitled to exercise their voting rights at the ordinary general meeting of shareholders. In addition to the preceding paragraph, the Company, when necessary and upon prior public notice by a resolution of the Board of Directors, may deem shareholders or registered pledgees, registered on the shareholders' register as of such date as may be determined as being entitled to exercise their rights.	(Record date) Article 8 The Company shall deem shareholders (including the beneficial owners, hereinafter the same) entitled to vote, registered or recorded on the shareholders' register(including the beneficial owners list, hereinafter the same) as of the end of each business term, as being entitled to exercise their voting rights at the ordinary general meeting of shareholders. In addition to the preceding paragraph, the Company, when necessary and upon prior public notice by a resolution of the Board of Directors, may deem shareholders or registered pledgees, registered or recorded on the shareholders' register as of such date as may be determined as being entitled to exercise their rights.
(Transfer agent) Article 9 The Company shall have a transfer agent with respect to its shares. Transfer agent and location of its handling office shall be determined by a resolution of the Board of Directors, and public notice thereof shall be made. The Company's shareholders' register shall be maintained at the handling office of the transfer agent, and registration of transfer of shares, purchase of shares of less than a unit (tan-i) and other matters relating to shares shall be handled by the transfer agent but not by the Company.	(Transfer agent) Article 9 The Company shall have a transfer agent with respect to its shares. Transfer agent and location of its handling office shall be determined by a resolution of the Board of Directors, and public notice thereof shall be made. The Company's shareholders' register shall be maintained at the handling office of the transfer agent, and registration of transfer of shares, purchase of shares of less than a unit(tangen) and other matters relating to shares shall be handled by the transfer agent but not by the Company.

Current Articles of Incorporation	Proposed Amendment
(Repurchase of shares pursuant to resolution of the Board of Directors) Article 10 The Company may repurchase, for cancellation using profits, up to 50 million of its shares pursuant to a resolution of the Board of Directors, after June 26, 1998. In addition to the preceding paragraph, the Company may repurchase, for cancellation using capital reserves, up to 20 million of its shares in consideration of up to 50 billion yen of the total amount of the acquisition price pursuant to a resolution of the Board of Directors, after June 29, 2000.	(Deleted)
Articles 11 through 13 (Omitted)	Articles 10 through 12 (Same as the current Articles of Incorporation)
(Attendance by proxy) Article 14 If a shareholder or his legal representative desires to exercise the voting rights by delegating the power to a proxy, such proxy shall be a shareholder of the Company who is entitled to vote. The proxy mentioned in the preceding paragraph shall present a power of attorney to the Company.	(Exercise of voting rights by proxy) Article 13 If a shareholder desires to exercise the voting rights by delegating the power to a proxy, such proxy shall be a shareholder of the Company who is entitled to vote. The shareholder or proxy mentioned in the preceding paragraph shall present a power of attorney to the Company.
(Minutes of general meeting of shareholders) Article 15 Minutes shall be prepared of the proceedings at a general meeting of shareholders and such minutes shall be kept on file after the chairman and the Directors present have affixed their names and seals thereto.	(Minutes of general meeting of shareholders) Article 14 Minutes shall be prepared of the proceedings at a general meeting of shareholders and the chairman and the Directors present shall affix their names and seals to, or electronically sign, such minutes.

Current Articles of Incorporation	Proposed Amendment
Article 16 (Omitted)	Article 15 (Same as the current Articles of Incorporation)
(Election of Directors) Article 17 Directors shall be elected at a general meeting of shareholders. The presence of holders of the shares representing one-third or more of the number of the issued and outstanding voting shares of the Company shall be required for the election mentioned in the preceding paragraph. The election of Directors shall not be made by cumulative voting.	(Election of Directors) Article 16 Directors shall be elected at a general meeting of shareholders. The presence of holders of one-third or more of the voting rights of all shareholders of the Company shall be required for The election mentioned in the preceding paragraph. The election of Directors shall not be made by cumulative voting.
Articles 18 through 23 (Omitted)	Articles 17 through 22 (Same as the current Articles of Incorporation)
(Election of Corporate Auditors) Article 24 Corporate Auditors shall be elected at a general meeting of shareholders. The presence of holders of the shares representing one-third or more of the number of the issued and outstanding voting shares of the Company shall be required for the election mentioned in the preceding paragraph.	(Election of Corporate Auditors) Article 23 Corporate Auditors shall be elected at a general meeting of shareholders. The presence of holders of one-third or more of the voting rights of all shareholders of the Company shall be required for the election mentioned in the preceding paragraph.
Articles 25 through 30 (Omitted)	Articles 24 through 29 (Same as the current Articles of Incorporation)
(Dividends) Article 31 The dividends of the Company shall be paid to the shareholders or registered pledgees registered on the shareholders' register as of the last day of each business term.	(Dividends) Article 30 The dividends of the Company shall be paid to the shareholders or registered pledgees registered or recorded on the shareholders' register as of the last day of each business term.

Current Articles of Incorporation	Proposed Amendment
(Interim dividends) Article 32 The Company may pay, by a resolution of the Board of Directors, interim dividends (which means money to be distributed in accordance with the provision of Article 293-5 of the Commercial Code of Japan; hereinafter the same) to the shareholders or registered pledgees registered on the shareholders' register as of September 30 of each year.	(Interim dividends) Article 31 The Company may pay, by a resolution of the Board of Directors, interim dividends (which means money to be distributed in accordance with the provision of Article 293-5 of the Commercial Code of Japan; hereinafter the same) to the shareholders or registered pledgees registered or recorded on the shareholders' register as of September 30 of each year.
Articles 33 and 34 (Omitted)	Articles 32 and 33 (Same as the current Articles of Incorporation)
(Effect of the second paragraph of Article 10) Supplemental Provision The second paragraph of Article 10 of these Articles of Incorporation shall cease to be effective on March 31, 2002, except that a repurchase of shares pursuant to a resolution adopted by the Board of Directors by that date, if any, shall remain effective after the same date.	(Deleted)

Proposal No. 3: Acquisition of Treasury Shares

In order to cope with the changes in the corporate environment and to enable prompt implementation of the capital policy, the Company requests the shareholders to approve of acquisition of up to 20 million ordinary shares of the Company, totaling up to ¥30 billion in purchase price, from the close of this general meeting of shareholders to the close of the immediately following general meeting of shareholders, pursuant to Article 210 of the Commercial Code.

- End -

To: Sharp Corporation
c/o The Mizuho Trust & Banking Co., Ltd.
Osaka Branch Office of Transfer Agency Department
C.P.O. Box 462, Osaka, Japan

Voting Right Card

Number of the voting rights to be exercised : ____________

I(We) hereby exercise my(our) vote at the 108th Ordinary General Meeting of Shareholders of Sharp Corporation to be held on June 27, 2002 (including any continuation or adjournment thereof) on the following agenda (by indicating below either "Yes" or "No" with a circle).

Proposal No. 1	Approval of the Proposed Appropriation of Retained Earnings for the 108th Term	Yes	No
Proposal No. 2	Amendment to Certain Provisions of the Articles of Incorporation of the Company	Yes	No
Proposal No. 3	Acquisition of Treasury Shares	Yes	No

Note: The absence of a "Yes" or "No" indication in respect of any proposal will be treated by the Company as an affirmative vote.

June , 2002

Address: ________________________ :

Name : ________________________ : Your Seal